

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 13, 2011

Via Facsimile
Mr. John B. Selvaraj
Principal Accounting Officer
India Globalization Capital, Inc.
4336 Montgomery Ave.
Bethesda, Maryland 20814

> **RE:** **India Globalization Capital, Inc.**
> **Form 10-K for the Year Ended March 31, 2011**
> **Filed July 14, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 1, 2011**
> **File No. 1-32830**

Dear Mr. Selvaraj:

We have reviewed your response letter dated September 13, 2011 and have the following comments. Please respond to this letter within ten business days by amending your filing or by advising us when you will file the amendment. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2011

Financial Statements

Consolidated Balance Sheet, page F-2

1. We note your response to comment five from our letter dated August 11, 2011 as well as Exhibit I – Revised Balance Sheet. Please revise your stockholders' equity section to provide a subtotal for India Globalization Capital, Inc's (i.e. parent's) equity. Refer to ASC 810-10-45-16 and 810-10-55-4I for guidance.

Note 2 – Summary of Significant Accounting Policies, page F-10

j) Accounts Receivable, page F-12

2. We note your response to comment 10 from our letter dated August 11, 2011. You indicate that the $2.37 million accounts receivable due from the National Highway Authority of India ("NHAI")

and the Cochin International Airport can take as long as two to three years to collect. It therefore appears that this receivable should be classified as long-term as of March 31, 2011 and 2010. Please revise accordingly.

Note 19 – Deconsolidation, page F-25

Note 25 – Impairment, page F-28

3. We note your response to comment 12 from our letter dated August 11, 2011 and have the following additional comments.
   - Given the significance of Sricon as it related to your March 31, 2010 financial statements, we continue to believe that the audited financial statements were necessary and appropriate for your investors. Please expand your proposed risk factor disclosures to clarify such audited financial statements were not available when you filed your March 31, 2010 Form 10-K. See Note 5 to Rule 8-01 of Regulation S-X;
   - You indicate that substantial portions of your assets are invested in Sricon and you may be unable to obtain sufficient financial information to accurately value your investment. Please revise your disclosure to indicate that you currently do not have sufficient financial information and the lack of such financial statements may impact your ability to accurately value your investment. This risk factor disclosure should be included in the footnotes to your financial statements as well;
   - Please ensure that the disclosures in your financial statements include detailed information similar to the information you provided in your supplemental response to comment 12 from our letter dated August 11, 2011;
   - Please ensure that your disclosure identifies the Sricon financial information you relied on (e.g., December 31, 2009 unaudited balance sheet prepared in accordance with Indian GAAP); and
   - Specifically disclose the valuation methodology used to determine the recoverability of your receivable and investment in Sricon as of March 31, 2011 and 2010.

   You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief